ENDORSEMENT

ROTH IRA PROVISIONS

ROTH IRA ENDORSEMENT

This contract is established as a Roth IRA as defined in Section 408A of the Internal Revenue Code of 1986, as amended (the "Code") or any successor provision, pursuant to the Owner's request in the Application. Accordingly, this endorsement is attached to and made part of the Contract as of its Issue Date or, if later, the date shown below. Notwithstanding any other provisions of the Contract to the contrary, the following provisions shall apply.

RESTRICTIONS ON ROTH IRA

To ensure treatment as a Roth IRA, this Contract will be subject to the requirements of Code Section 408A, which are briefly summarized below:

  The Contract is established for the exclusive benefit of the Owner or his or her beneficiaries. The Owner shall be the Annuitant.

  The Contract shall be nontransferable and the entire interest of the Owner in the Contract is nonforfeitable.

  No amount is required to be distributed prior to the death of the Owner.

  (a)  Notwithstanding any provision of this IRA to the contrary, the distribution of the Owner's interest in the IRA shall be made in accordance with the requirements of Code §408(b)(3), as modified by §408A(c)(5), and the regulations thereunder, the provisions of which are herein incorporated by reference. If distributions are not made in the form of an annuity on an irrevocable basis (except for acceleration), then distribution of the interest in the IRA (as determined under section 4(c)) must satisfy the requirements of Code §408(a)(6), as modified by §408A(c)(5), and the regulations thereunder, rather than the distribution rules in paragraphs (b), (c), (d) and (e) below.

  (b)  Upon the death of the Owner, his or her entire interest will be distributed at least as rapidly as follows:

  (i)  If the designated beneficiary is someone other than the Owner's surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the Owner's death, over the remaining life expectancy of the designated beneficiary, with such life expectancy determined using the age of the beneficiary as of his or her birthday in the year following the year of the Owner's death, or, if elected, in accordance with paragraph (b)(iii) below.

  (ii)  If the Owner's sole designated beneficiary is the Owner's surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the Owner's death (or by the end of the calendar year in which the Owner would have attained age 70 1/2, if later), over such spouse's life, or, if elected, in accordance with paragraph (b)(iii) below. If the surviving spouse dies before required distributions commence to him or her, the remaining interest will be distributed, starting by the end of the calendar year following the calendar year of the spouse's death, over the spouse's designated beneficiary's remaining life expectancy determined using such beneficiary's age as of his or her birthday in the year following the death of the spouse, or, if elected, will be distributed in accordance with paragraph (b)(iii) below. If the surviving spouse dies after required distributions commence to him or her, any remaining interest will continue to be distributed under the contract option chosen.

  (iii)  If there is no designated beneficiary, or if applicable by operation of paragraph (b)(i) or (b)(ii) above, the entire interest will be distributed by the end of the calendar year containing the fifth anniversary of the Owner's death (or of the spouse's death in the case of the surviving spouse's death before distributions are required to begin under paragraph (b)(ii) above).

  (iv)  Life expectancy is determined using the Single Life Table in Q&A-1 of §1.401(a)(9)-9 of the Income Tax Regulations. If distributions are being made to a surviving spouse as the sole designated beneficiary, such spouse's remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse's age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the beneficiary's age in the year specified in paragraph (b)(i) or (ii) and reduced by 1 for each subsequent year.

  (c)  The "interest" in the IRA includes the amount of any outstanding rollover, transfer and recharacterization under Q&As-7 and -8 of §1.408-8 of the Income Tax Regulations and the actuarial value of any other benefits provided under the IRA, such as guaranteed death benefits.

  (d)  For purposes of paragraph (b)(ii) above, required distributions are considered to commence on the date distributions are required to begin to the surviving spouse under such paragraph. However, if distributions start prior to the applicable date in the preceding sentence, on an irrevocable basis (except for acceleration) under an annuity contract meeting the requirements of §1.401(a)(9)-6T of the Temporary Income Tax Regulations, then required distributions are considered to commence on the annuity starting date.

  (e)  If the sole designated beneficiary is the Owner's surviving spouse, the spouse may elect to treat the IRA as his or her own IRA. This election will be deemed to have been made if such surviving spouse makes a contribution to the IRA or fails to take required distributions as a beneficiary.

  This Contract does not require fixed contributions. Any refund of premiums (other than those attributable to excess contributions) will be applied before the close of the calendar year following the year of the refund toward the payment of future premiums or the purchase of additional benefits.

  (a)  Maximum Permissible Amount. Except in the case of a qualified rollover contribution or a recharacterization (as defined in (f) below), no contribution will be accepted unless it is in cash and the total of such contributions to all the Owner's Roth IRAs for a taxable year does not exceed the applicable amount (as defined in (b) below), or the Owner's compensation (as defined in (h) below), if less, for that taxable year. The contribution described in the previous sentence that may not exceed the lesser of the applicable amount or the Owner's compensation is referred to as a "regular contribution." A "qualified rollover contribution" is a rollover contribution that meets the requirements of §408(d)(3) of the Internal Revenue Code, except the one-rollover-per-year rule of §408(d)(3)(B) does not apply if the rollover contribution is from an IRA other than a Roth IRA (a "nonRoth IRA"). Contributions may be limited under (c) through (e) below.

  (b)  Applicable Amount. The applicable amount is determined under (i) or (ii) below:

  (i)  If the Owner is under age 50, the applicable amount is $3,000 for any taxable year beginning in 2002 through 2004, $4,000 for any taxable year beginning in 2005 through 2007 and $5,000 for any taxable year beginning in 2008 and years thereafter.

  (ii)  If the Owner is 50 or older, the applicable amount is $3,500 for any taxable year beginning in 2002 through 2004, $4,500 for any taxable year beginning in 2005, $5,000 for any taxable year beginning in 2006 through 2007 and $6,000 for any taxable year beginning in 2008 and years thereafter.

  After 2008, the limits in paragraph (b)(i) and (ii) above will be adjusted by the Secretary of the Treasury for cost-of-living increases under Code §219(b)(5)(C). Such adjustments will be in multiples of $500.

  (c)  Regular Contribution Limit. If (i) and/or (ii) below apply, the maximum regular contribution that can be made to all the Owner's Roth IRAs for a taxable year is the smaller amount determined under (i) or (ii).

  (i)  The maximum regular contribution is phased out ratably between certain levels of modified adjusted gross income ("modified AGI," defined in (g) below) in accordance with the following table:
Filing Status	Full Contribution	Phase-out Range Modified AGI	No Contribution

Single or Head of Household	$95,000 or less	Between $95,000 and $110,000	$110,000 or more

Joint Return or Qualifying Widow(er)	$150,000 or less	Between $150,000 and $160,000	$160,000 or more

Married-Separate Return	$0	Between $0 and $10,000	$10,000 or more
If the Owner's modified AGI for a taxable year is in the phase-out range, the maximum regular contribution determined under this table for that taxable year is rounded up to the next multiple of $10 and is not reduced below $200.

(ii)  If the Owner makes regular contributions to both Roth and nonRoth IRAs for a taxable year, the maximum regular contribution that can be made to all the Owner's Roth IRAs for that taxable year is reduced by the regular contributions made to the Owner's nonRoth IRAs for the taxable year.

(d)  Qualified Rollover Contribution Limit. A rollover from a nonRoth IRA cannot be made to this IRA if, for the year the amount is distributed from the nonRoth IRA, (i) the Owner is married and files a separate return, (ii) the Owner is not married and has modified AGI in excess of $100,000 or (iii) the Owner is married and together the Owner and the Owner's spouse have modified AGI in excess of $100,000. For purposes of the preceding sentence, a husband and wife are not treated as married for a taxable year if they have lived apart at all times during that taxable year and file separate returns for the taxable year.

(e)  SIMPLE IRA Limits. No contributions will be accepted under a SIMPLE IRA plan established by any employer pursuant to §408(p). Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE IRA plan, prior to the expiration of the 2-year period beginning on the date the Owner first participated in that employer's SIMPLE IRA plan.

(f)  Recharacterization. A regular contribution to a nonRoth IRA may be recharacterized pursuant to the rules in §1.408A-5 of the regulations as a regular contribution to this IRA, subject to the limits in (c) above.

(g)  Modified AGI. For purposes of (c) and (d) above, an Owner's modified AGI for a taxable year is defined in §408A(c)(3)(C)(i) and does not include any amount included in adjusted gross income as a result of a rollover from a nonRoth IRA (a "conversion").

(h)  Compensation. For purposes of (a) above, compensation is defined as wages, salaries, professional fees, or other amounts derived from or received for personal services actually rendered (including, but not limited to commissions paid salesmen, compensation for services on the basis of a percentage of profits, commissions on insurance premiums, tips, and bonuses) and includes earned income, as defined in §401(c)(2) (reduced by the deduction the self-employed Owner takes for contributions made to a self-employed retirement plan). For purposes of this definition, §401(c)(2) shall be applied as if the term trade or business for purposes of §1402 included service described in subsection (c)(6). Compensation does not include amounts derived from or received as earnings or profits from property (including but not limited to interest and dividends) or amounts not includible in gross income. Compensation also does not include any amount received as a pension or annuity or as deferred compensation. The term "compensation" shall include any amount includible in the Owner's gross income under §71 with respect to a divorce or separation instrument described in subparagraph (A) of §71(b)(2). In the case of a married individual filing a joint return, the greater compensation of his or her spouse is treated as his or her own compensation, but only to the extent that such spouse's compensation is not being used for purposes of the spouse making a contribution to a Roth IRA or a deductible contribution to a nonRoth IRA.

  Notwithstanding any Contract provisions to the contrary, no amount may be borrowed under the Contract and no portion may be used as security for a loan.

  The portion of any Annuity Payments made from the Contract representing earnings will be subject to a 10% penalty tax under Section 72(t) of the Code if such amounts are paid before the Owner attains the age of 59 1/2, unless the payments meet one of the exceptions to the penalty tax for distributions from individual retirement plans under Section 72(t) of the Code.

  The Owner agrees to provide all information necessary to prepare any reports required by Section 408(I) and 408A(d)(3)(E), Regulation Sections 1.408-5 and 1.408-6, or other guidance published by the Internal Revenue Service (IRS). The Company shall furnish annual calendar year reports concerning the status of the annuity and such information concerning required minimum distributions as is prescribed by the Commissioner of Internal Revenue.

  Notwithstanding any other provisions which may be added or incorporated into the Contract, the provisions of this endorsement will be controlling. Any additional provisions inconsistent with Section 408A, the related Regulations, or other published guidance will be invalid. This endorsement will be amended by the Company as necessary to comply with the provisions of the Code, the related Regulations and other published guidance. Other amendments may be made with the consent of the persons whose signatures appear on the Contract.

SECURITY BENEFIT LIFE INSURANCE COMPANY

J. Michael Keefer
Secretary

Endorsement Effective Date
(If Other Than Contract Date)

V6851A (R9-03)